Exhibit 10.1

AMENDMENT NO. 1 TO

EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment No. 1 (“Amendment No. 1”) to that certain Executive Employment Agreement dated May 21, 2007 (the “Agreement”) by and among EnteroMedics Inc. (“Company”), a Delaware corporation with its principal place of business at 2800 Patton Road, St. Paul, Minnesota 55113, and Greg S. Lea (“Employee”), a Minnesota resident, whose address is                     . Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

WHEREAS, pursuant to Section 7.8 of the Agreement, the parties desire to amend certain sections of the Agreement to improve certain terms and conditions of his Employment, and

WHEREAS, in accordance with Section 7.8 of the Agreement, is executed by the Employee and a member of the Company’s Board of Directors.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Employee agree to and hereby amend the terms of the Agreement as follows:

1. Section 3.2.3 of the Agreement is deleted in its entirety, and the following is substituted in its place:

“3.2.3 Payment of Severance for Termination By Company Without Cause or By Employee for Good Reason. In the event that Employee’s employment is terminated prior to the expiration of the Term pursuant to subsection 3.1.6 (By Company Without Cause) or 3.1.7 (By Employee for Good Reason) and provided Employee has executed a written release to Company in substantially the same form attached hereto as Exhibit A and the rescission period specified therein has expired, Company shall, subject to any payment delay required by Section 3.2.5, also continue to pay, as severance pay, Employee’s Base Salary at the rate in effect on the Separation Date, for a period of twelve (12) months following the Separation Date. Such payments will be at usual and customary pay intervals of Employer and will be subject to all appropriate deductions and withholdings.

Additionally, pursuant to the terms and conditions set forth in Employee’s applicable Stock Option Agreements with Company, Company agrees that, notwithstanding anything to the contrary set forth in such Stock Option Agreements or Company’s Stock Incentive Plan, as may be amended from time to time, during the five-year period following the Separation Date (but not after the end of each Option’s original term), Employee shall be permitted to exercise immediately all Options granted to Employee that have vested as of the Separation Date and those Options that would have vested within one year of the Separation Date had Employee’s employment with Company not terminated. The parties hereto agree and acknowledge that, with respect to any Options previously granted to Employee that were intended by the parties to be treated as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, such Options, to the extent they may be exercised by

Employee more than 90 days following the Separation Date shall be treated as non-qualified Options, notwithstanding any provision in Employee’s Stock Option Agreements to the contrary.

In the event that a Change in Control occurs, and Employee is not terminated, the vesting schedule of Options held by Employee shall accelerate such that on the date the Change of Control is completed 50% of any unvested shares of Employee shall immediately vest and shall be exercisable during the five-year period following the Separation Date (but not after the end of each Option’s original term) notwithstanding anything to the contrary set forth in Employee’s applicable Stock Option Agreements with the Company or Company’s Stock Incentive Plan; provided, however, that if, in connection with the consummation of the transaction resulting in the Change in Control, Employee receives a cash payment with respect to each Option equal to the difference or “spread” between (i) the per share amount paid to holders of Common Stock in such transaction and (ii) the per share exercise price under the applicable option agreement, his Options shall be cancelled upon the consummation of the Change in Control in exchange for such cash payment.

If, in connection with or within the first two years after a Change in Control, Employee’s employment is terminated pursuant to either of Sections 3.1.6 or 3.1.7, and Employee has executed a written release to Company in substantially the same form attached hereto as Exhibit A and the rescission period specified therein has expired, the vesting schedule of Options held by Employee shall accelerate such that on the date the Change of Control is completed 100% of any unvested shares of Employee shall immediately vest and shall be exercisable during the five-year period following the Separation Date (but not after the end of each Option’s original term) notwithstanding anything to the contrary set forth in Employee’s applicable Stock Option Agreements with the Company or Company’s Stock Incentive Plan; provided, however, that if, in connection with the consummation of the transaction resulting in the Change in Control, Employee receives a cash payment with respect to each Option equal to the difference or “spread” between (i) the per share amount paid to holders of Common Stock in such transaction and (ii) the per share exercise price under the applicable option agreement, his Options shall be cancelled upon the consummation of the Change in Control in exchange for such cash payment. The parties hereto agree and acknowledge that, with respect to any Options previously granted to Employee that were intended by the parties to be treated as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, such Options, to the extent they may be exercised by Employee more than 90 days following the Separation Date shall be treated as non-qualified Options, notwithstanding any provision in Employee’s Stock Option Agreements to the contrary.”

2. Section 3.3 of the Agreement is deleted in its entirety, and the following is substituted in its place:

“3.3 Benefits Following Termination Prior to the End of the Term. In the event that Employee’s employment is terminated pursuant to subsections 3.1.2; 3.1.3; 3.1.6; or 3.1.7 of Section 3.1 of this Agreement, Employee (if he survives) and his spouse and any eligible dependents shall, at the sole cost of the Company (except for any share of the cost for benefits of his spouse and eligible dependents that Employee was required to pay immediately before the Separation Date), be entitled to continue to participate in Company-provided medical, dental, and life insurance programs for a period of twelve (12) months following the Separation Date irrespective of any then pre-existing health conditions of Employee or his spouse or eligible dependents; provided, that such continued participation is not prohibited by any applicable laws or would not otherwise jeopardize the tax qualified status of any such programs. The Company may discontinue any such coverage for which it does not receive timely payment of Employee’s share (if any) of the cost due after the Separate Date. If Company is prohibited by applicable law or would otherwise jeopardize the tax qualified status of any medical, dental, or life insurance plan and as a result Company terminates coverage, it shall promptly reimburse Employee (or Employee’s spouse or eligible dependents as the case may be) for the cost of obtaining comparable third party coverage irrespective of any then preexisting health conditions of Employee and/or his spouse or eligible dependents. Any period of continuing coverage under this Section 3.2.3 shall run at the same time as the applicable continuing coverage required to be offered to Employee, his spouse or eligible dependents under applicable laws; and each of them who has a right to continuing coverage under any such law shall be deemed to have timely elected continuing coverage under such law, to the extent the Company is required to provide continuing coverage under this paragraph.

Except as otherwise provided in this Section 3.2.3, the benefits to which Employee (or, as applicable, Employee’s spouse, eligible dependents or estate) may be entitled upon termination pursuant to the plans and policies of Company described Article II of this Agreement shall be determined and paid in accordance with such plans and policies.”

3. Article III of the Agreement is amended by adding the following Section 3.2.5 to the Agreement:

“3.2.5 Potential Delay of Severance Payments. If, as of the Separation Date, (a) Company’s common stock is publicly traded (as determined under Code Section 409A), (b) Employee is a “specified employee” (as determined under Code Section 409A), and (c) any portion of the severance pay due Employee under Sections 3.2.1, 3.2.2 (if applicable) or 3.2.3 would exceed the sum of the applicable limited separation pay exclusions as determined pursuant to Code Section 409A, then payment of the excess amount shall be delayed until the first regular payroll date of Company following the six month anniversary of Employee’s Separation Date (or the date of his death, if earlier than that anniversary), and shall include a lump sum equal to the aggregate amounts that Employee would have received had payment of this excess amount commenced as provided in Sections 3.2.1, 3.2.2 (if applicable) or 3.2.3 after the Separation Date. If Employee continues to perform any services for Company (as an employee or otherwise) after the Separation Date, such six month period shall be measured from the date of Employee’s “separation from service” as defined pursuant to Code Section 409A.”

4. Entire Agreement. The Agreement, as amended by this Amendment No. 1 (as so amended, the “Amended Agreement”), contains the entire understanding between the parties hereto with respect to the subject matter hereof and shall supersede and terminate any prior understandings, agreements, obligations or representations, written or oral, relating to the subject matter hereof, including, but not limited to the Agreement as originally executed. The parties agree that the Amended Agreement is the result of negotiations between the parties and that the language of the Amended Agreement shall not be construed for or against any particular party.

5. Counterparts. This Amendment No. 1 may be executed in any number of counterparts, all of which shall constitute a single agreement. Signatures delivered by facsimile transmission shall be deemed original signatures for all purposes.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to the Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day and year first above written.

ENTEROMEDICS INC.

By:	/s/ Mark B. Knudson
Its: Director

/s/ Greg S. Lea
Greg S. Lea